# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CalEthos, Inc., CIK 0001174891
CUSIP: 91678P203
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 11753 Willard Avenue,, Tustin,, California (CA), 92782
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0002005830
Persons authorized to receive notices and communications: Joel Stone, 1881 S Palm Canyon Drive, Palm Springs, California (CA), 92264, (206) 604-1698

## Reporting persons
- Joel Drake Stone (CIK 0002005830): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,750,000; shared voting power 0; sole dispositive power 3,750,000; shared dispositive power 0; aggregate amount beneficially owned 3,750,000 (12.2% of the class)
  Comment: (1) Includes 3,750,000 shares of Common Stock (as defined in Item 1), issuable upon the exercise of vested options (the "Vested Options") granted to the Reporting Person by the Issuer (as defined below). (2) Based on 25,730,540 Shares issued and outstanding as of March 16, 2026 as reported in the Issuer's Form 10-K, filed with the United States Securities and Exchange Commission on March 31, 2026 (the "Form 10-K"), and includes 3,750,000 shares of Common Stock issuable upon the exercise of the Vested Options.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: CalEthos, Inc.
Address of issuer's principal executive offices: 11753 Willard Avenue,, Tustin,, California (CA), 92782
Comment: This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Common Stock"), of CalEthos, Inc., a Nevada corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Joel Drake Stone (the "Reporting Person")
Residence or business address: 1881 S Palm Canyon Drive, Palm Springs, CA, 92264
Present principal occupation or employment: The Reporting Person is the Chairman of the Board of Directors and the Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 19, 2023, the Issuer issued options to the Reporting Person exercisable for up to 1,250,000 shares of Common Stock. On June 20, 2023, the Issuer issued options to the Reporting Person exercisable for up to 1,250,000 shares of Common Stock. On December 6, 2023, the Issuer issued options to the Reporting Person exercisable for up to 1,000,000 shares of Common Stock. On March 27, 2026, the Issuer also issued options to the Reporting Person exercisable for up to 2,000,000 shares of Common Stock (the "March Options").

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is filing this Schedule 13D to report that he has acquired securities of the Issuer in connection with his service as an executive officer of the Issuer. Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider his positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, he has no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages reported in this Schedule 13D are calculated based on 25,730,540 Shares issued and outstanding as of March 31, 2025 as reported in the Issuer's Form 10-K, and includes 3,750,000 shares of Common Stock issuable upon the exercise of the Vested Options. Aggregate number of shares beneficially owned: 3,750,000 Percentage: 12.2%
Number of shares as to which each person has sole or shared power to vote or dispose: Number of shares as to which such person has: (i) Sole power to vote or direct the vote: 3,750,000 (ii) Shared power to vote or direct the vote: 0 (iii) Sole power to dispose or to direct the disposition of: 3,750,000 (iv) Shared power to dispose or to direct the disposition of: 0
Transactions in the class effected during the past sixty days: Other than pursuant to the transactions described in this Schedule 13D, the Reporting Person has not acquired or disposed of any shares of Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 27, 2026, the Reporting Person entered into an executive employment agreement (the "Employment Agreement") with the Issuer pursuant to which, among other things, the Reporting Person was granted the March Options in connection with his employment as the Chairman and Chief Executive Officer of the Issuer. The Employment Agreement is attached as Exhibit 1 to this Schedule 13D. Other than the Employment Agreement described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Employment Agreement, dated March 27, 2026

## Signatures
- Joel Drake Stone: /s/ Joel Drake Stone, Joel Drake Stone (04/16/2025)